Creative Beauty Supply of New Jersey Corporation
380 Totowa Road
Totowa, NJ 07512

February 5, 2009

Tia Jenkins
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

RE:   Creative Beauty Supply of New Jersey Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2007
      File No. 000-50773

Dear Ms. Jenkins:

In response to your comment letter dated December 18, 2008, please note the following:

Form 10-K for the fiscal year ended December 31, 2007

Section 302 Certification
1. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.
   - Paragraph 4(c) as defined in Item 601(31) of Regulation S-K (i.e. included as paragraph 4(b) in your certification) should clearly state that you conducted the evaluation of your disclosure controls and procedures as of the end of the period covered by the report, not within 90 days prior to filing as indicated by your disclosure.

We also note that the Section 302 certifications filed with your quarterly reports for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 had similar deficiencies. Please confirm that in future filings, you will revise your Section 302 certifications to address each of the matters noted above.

We hereby confirm that in future filings, we will revise our 302 certifications to address each of the matters noted above.

We hereby acknowledge that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing,
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very truly yours,


CREATIVE BEAUTY SUPPLY OF NEW JERSEY CORPORATION
/s/Carmine Catizone
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Carmine Catizone
President and Chief Executive Officer